SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EASTMAN KODAK COMPANY
(Name of Subject Company (Issuer))
EASTMAN KODAK COMPANY
(Names of Filing Persons (Offeror))
3.375% Convertible Senior Notes due 2033
(Title of Class of Securities)
277461BE8
2774618XO
(CUSIP Numbers of Class of Securities)
Joyce P. Haag
General Counsel and Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, NY 14650
(585) 724-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian Lane, Esq.	Andrew J. Pitts, Esq.
Stephanie Tsacoumis, Esq.	Cravath, Swaine & Moore LLP
Gibson, Dunn & Crutcher LLP	Worldwide Plaza
1050 Connecticut Avenue, NW	825 Eighth Avenue
Washington, DC 20036	New York, NY 10019
(202) 955-8000	(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Eastman Kodak Company, a New Jersey corporation (“Kodak” or the “Company”), on September 18, 2009 (as amended, the “Schedule TO”), to purchase any and all of its outstanding 3.375% Convertible Senior Notes due 2033 (the “Notes”) for an amount in cash equal to 100% of the principal amount of the Notes validly tendered and accepted for purchase. Kodak’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Revised Terms and Conditions of the Offer
For regulatory and other clarification purposes, the Company has revised certain terms and conditions of the Offer.
     (1) In the Offer to Purchase, Section 8, “Acceptance of Notes for Payment; Accrual of Interest; Payment for Notes,” the subsection entitled “Payment for Notes” is revised by replacing the reference to “federal” with “U.S. funds through bank wire”.
     (2) The information set forth in the Offer to Purchase under Section 9, “Source and Amount of Funds,” is hereby amended and supplemented by adding the following language thereto:
“Specifically, the Company will use the net proceeds from two concurrent financing transactions: (1) the private placement offering of $400 million aggregate principal amount of 7.00% Convertible Notes due 2017 to qualified institutional buyers pursuant to Rule 144A and (2) the sale of $300 million aggregate principal amount of 10.50% Senior Secured Notes due 2017 to Kohlberg Kravis Roberts & Co. L.P. managed investment vehicles.”
     (3) The information set forth in the Offer to Purchase under Section 10, “Conditions of the Offer,” is hereby amended and supplemented by adding the following language thereto:
“The concurrent financing transactions described above from which the Company is obtaining the funds necessary to complete the Offer have now been completed. Thus, all financing conditions relating to the Offer are satisfied.”
     (4) The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees previously filed as Exhibit (a)(1)(iv) to the Schedule TO is hereby revised to delete the phrase “and the purchase price or purchase prices at which to tender” which was inadvertently included in the last sentence of the final paragraph of the letter.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

EASTMAN KODAK COMPANY
/s/ William G. Love
William G. Love

Date: October 1, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase, dated September 18, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated September 18, 2009.

(d)(1)	Fifth Supplemental Indenture, dated as of October 10, 2003, to Indenture dated as of January 1, 1988, among Eastman Kodak Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit (4) J. of Kodak’s current on Form 8-K, filed with the Securities and Exchange Commission on October 10, 2003).

*	Previously filed.